Exhibit 23

Consent of Independent Registered Public Accounting Firm
The World Acceptance Corporation Retirement Savings Plan Advisory Committee
World Acceptance Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333‑14399) on Form S-8 of World Acceptance Corporation of our report dated June 30, 2014, with respect to the statements of net assets available for benefits of the World Acceptance Corporation Retirement Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the World Acceptance Corporation Retirement Savings Plan.

/s/ KPMG LLP

Greenville, South Carolina
June 30, 2014